EXHIBIT 21

Description of Subsidiaries

As of September 30, 2009, Teleconnect Inc. had four subsidiaries, specifically: (i) Teleconnect Comunicaciones, S.A., a company organized under the laws of Spain; (iii) Teleconnect Telecom S.L., a company organized under the laws of Spain, (iv) PhotoWizz B.V., a company organized under the laws of Holland; and (v) Recarganet S.L., a company organized under the laws of Spain.

As of the date of this filing, January 12, 2010,   all Spanish subsidiaries of the Company have been sold to third parties before a public Spanish notary and the corresponding deeds incorporated into the Public Mercantile Registry in Madrid, Spain.  As such, Teleconnect Inc has ceased to have interests in companies organized in Spain, except for a 10% shareholding in Teleconnect Communicaciones SA, and is focusing its future business strategy on a new retail business presently based in Holland.